HighTower Securities, LLC

Financial Report and Report of Independent
Registered Public Accounting Firm
December 31, 2017

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities
Exchange Act of 1934.







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53560

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HighTower Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W. Madison Street, Suite 2500
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Pagliuco 312-962-3810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

191 W. Nationwide Blvd.	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Robert S. Pagliuco _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ HighTower Securities, LLC _____ , as of _____ December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



"OFFICIAL SEAL"
KAREN F REYNOLDS
Notary Public, State of Illinois
My Commission Expires 9/5/2021



Signature

Chief Financial Officer
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Member
HighTower Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HighTower Securities, LLC (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016.

Columbus, Ohio
February 28, 2018

HighTower Securities, LLC

Statement of Financial Condition
December 31, 2017

Assets

Cash	$	5,437,745
Deposits with clearing brokers		735,000
Receivables from clearing brokers		368,452
Fee and brokerage income receivable		534,432
Other assets		318,549
Total assets	$	**7,394,178**

Liabilities and Member's Equity
Liabilities

Due to affiliates	$	3,081,748
Accounts payable and accrued expenses		102,772
Total liabilities		3,184,520
Member's Equity		4,209,658
Total liabilities and member's equity	$	**7,394,178**

See Notes to Statement of Financial Condition.

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business: HighTower Securities, LLC (the Company), an Illinois limited liability company, is a registered broker-dealer with the Securities and Exchange Commission (SEC) under the U.S. Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the Securities Investor Protection Corporation (SIPC). The Company is a wholly-owned subsidiary of HighTower Holding, LLC (the Parent). As of November 10, 2017, the company withdrew as a member of the National Futures Association and is no longer registered as a commodity trading advisor or as an introducing broker with the Commodity Futures Trading Commission.

The Company provides full-service securities brokerage services to retail and institutional customers, primarily through the services provided by its registered representatives and advisors. Pursuant to clearing agreements between the Company and its clearing brokers, National Financial Services, LLC, Pershing, LLC, and JP Morgan Clearing Corp., all securities transactions are cleared on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Accounting policies: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Use of estimates: The preparation of a Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Revenue recognition: The Company earns commission revenues from customer securities transactions in equities, options, fixed income, and mutual funds. Commission revenues and related brokerage and clearing costs are recognized on a trade-date basis as securities transactions occur. Fee income is primarily derived from the market value of customer investments. Fee income is recorded when earned.

The Company also earns commissions on client transactions related to insurance products, variable annuities, and other similar types of investments. Revenue is recorded when earned.

Interest income primarily consists of the income generated by interest charged to clients who hold margin balances with the Company's clearing brokers.

HighTower Securities, LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies (continued)

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. Accordingly, it does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. The Parent is a limited liability company whose income or loss is includable in the tax returns of its members.

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification (ASC) 740 *Income Taxes*. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the Statement of Financial Condition in the period during which, based on all available evidence, management believes it is more-likely-than-not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The Company has identified no uncertain tax positions through December 31, 2017 and, accordingly, has not recorded a liability for the payment of any interest or penalties.

The Parent is generally not subject to examination by U.S. federal or state taxing authorities for tax years before 2014.

On December 22, 2017, the Tax Cuts and Jobs Act ("the Act") was signed into law and is effective January 1, 2018. Due to the disregarded entity status, the Company does not have any direct impacts.

New accounting pronouncements: In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Customers ("ASU 2014-09"), a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance. The objective of ASU 2014-09 is for a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB deferred the effective date of ASU 2014-09 to the first quarter of 2018. An entity can elect to adopt ASU 2014-09 using one of two methods, either full retrospective adoption to each prior reporting period, or the modified retrospective approach by recognizing the cumulative effect of adoption at the date of initial application. The Company expects to adopt the new standard in the first quarter of 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts on matters of interpretation and application of the guidance. While we are continuing to assess the potential impacts of ASU 2014-09 on our financial position and results of operations, we believe that the adoption of ASU 2014-09 will not have a material impact on revenue recognition.

Note 2.   Cash

Cash includes cash in bank accounts at BMO Harris Bank N.A. and cash balances at clearing brokers National Financial Services, LLC, Pershing, LLC and J.P. Morgan Clearing Corp. representing commissions and fees earned and collected by the Company. As of December 31, 2017, the Company has classified unrestricted cash held at clearing brokers as Cash on the Statement of Financial Condition.

HighTower Securities, LLC

Notes to Statement of Financial Condition

Note 3.	Deposits with and Receivables from Clearing Brokers

At December 31, 2017, deposits with clearing brokers includes cash security deposits totaling $735,000 that are required to be maintained in accordance with the Company's clearing broker agreements.

Receivables from clearing brokers consist of amounts due to the Company from its clearing brokers for commissions and fees earned by the Company.

Note 4.   Related Parties

Due to affiliates consists of transactions with entities affiliated with the Company through common ownership. The Company has an expense sharing agreement with the Parent which allocates certain services such as rent, professional fees, technology and telecommunication, travel and entertainment, depreciation and other various expenses. The shared expense allocation is based on methodologies in support of regulatory compliance and with growing, operating and servicing the business and its clients. A core element includes allocating expenses and other costs in relation to the number and percentage of accounts being serviced by the Company. For the year ended December 31, 2017, the amount due to affiliates relating to these shared expenses is $1,060,779.

Due to affiliates also includes an amount of $1,845,722 which relates to wealth management practices under service agreements with the Parent for which the Company collected commissions and fees on their behalf. Due to affiliates also includes $175,247 which represents fees collected on the behalf of another entity affiliated through common ownership.

Note 5.   Off-Balance Sheet Risk, Concentration of Credit Risk, Commitments, Contingencies and Indemnifications

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations of the Company are performed by its clearing brokers pursuant to clearance agreements. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

In the normal course of business, the Company's clearing brokers make margin loans to the Company's customers, which are collateralized by customer securities. In permitting the customers to purchase securities on margin, the clearing brokers are exposed to the risk of a market decline that could reduce the value of the collateral held below the customers' indebtedness before the collateral can be sold, which could result in losses to the clearing brokers. The Company's agreements with the clearing brokers require the Company to reimburse the clearing brokers for any losses incurred related to customers introduced by the Company. The Company seeks to control the risk associated with customer activities by monitoring customer trading activity and margin balances and by sharing in the commissions and fees earned by the registered representatives servicing those customers.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on bank deposits.

HighTower Securities, LLC

Notes to Statement of Financial Condition

Note 5. **Off-Balance Sheet Risk, Concentration of Credit Risk, Commitments, Contingencies and Indemnifications (continued)**

At December 31, 2017 the Company maintains a segregated bank account that is used to monitor compliance with certain excess net capital covenants of the credit agreement with the Parent. Except for the segregated bank account, the Company is not otherwise obligated and provides no collateral with respect to the indebtedness of the Parent. At December 31, 2017, $1,215,434 of cash was deposited in the segregated bank account and, accordingly, is reported as a nonallowable asset in the Company's Computation of Net Capital pursuant to SEC Rule 15c3-1.

From time to time, the Company is involved in legal matters relating to claims arising in the ordinary course of business. There are currently no such matters pending that the Company believes could have a material adverse effect on the Statement of Financial Condition.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

Note 6. **Net Capital Requirements**

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital. Rule 15c3-1 requires the Company to maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness or $250,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2017, the Company had net capital of $2,108,208 which was $1,858,208 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 1.51 to 1.

Note 7. **Subsequent Events**

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 28, 2018. On January 31, 2018 due to a restructuring of debt by the Parent, the segregated bank account as described in Note 5 above is no longer pledged as collateral for the total funded bank debt of the Parent.